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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003	Commission File Number: 0-17227
ABER DIAMOND CORPORATION (Translation of registrant's name into English)
P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                                                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 18th day of June, 2003.

ABER DIAMOND CORPORATION (Registrant)

By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

EXHIBIT LIST

Exhibit	Description of Exhibit
99.1	2002-2003 Annual Report of Aber Diamond Corporation to its Shareholders.
99.2	Management Information Circular and Proxy Statement of Aber Diamond Corporation dated June 4, 2003 (including Invitation to Shareholders and Notice of Annual Meeting)
99.3	Management Discussion and Analysis of Financial and Operating Results for the year ended January 31, 2003 together with the Annual Financial Statements of Aber Diamond Corporation.

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SIGNATURES
EXHIBIT LIST